EXHIBIT 99.1

NewsRelease

TransCanada Announces Agreement to Sell Remaining 30 Per Cent Interest
in GTN to TC PipeLines, LP

CALGARY, Alberta – February 25, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that it has entered into an agreement to sell its remaining 30 per cent interest in Gas Transmission Northwest LLC (GTN) to its master limited partnership, TC PipeLines, LP (NYSE: TCP) (the Partnership).

“This agreement is part of TransCanada’s long-term strategy to drop down our remaining U.S. natural gas pipeline assets to the Partnership on a more sizable and systematic basis,” said Russ Girling, TransCanada's president and chief executive officer. “Asset sales to the Partnership will provide us with significant cash proceeds to help fund our capital program and provide visible long term growth for TC PipeLines.”

The US$446 million transaction is comprised of US$253 million in cash, the assumption of US$98 million in proportional GTN debt and the issuance of US$95 million of new Class B units to TransCanada. The Class B units will entitle TransCanada to a distribution based on 30 per cent of GTN’s annual cash distributions as follows: i) for the first five years, 100 per cent of distributions above US$20 million; and ii) for subsequent years, 25 per cent of distributions above US$20 million. This structure is designed to be mutually beneficial for both TransCanada and the Partnership as it provides shared exposure to the potential financial upside from GTN. The transaction is expected to close on April 1, 2015.

“Through delivering on our $46 billion capital program which includes ongoing expansion in all three of our core businesses, optimization of our $59 billion blue-chip asset base and maintaining our financial strength and flexibility, we are well positioned to deliver significant sustainable growth in earnings, cash flow and dividends,” Girling added. “TransCanada’s drop down strategy provides an efficient funding vehicle that benefits our shareholders, and at the same time, allows the Partnership to achieve high-quality growth and continue to diversify its asset base.”

GTN is a 2,178 kilometre (1,353 mile) pipeline that transports natural gas under long-term contracts from the Western Canada Sedimentary Basin and the Rocky Mountains to Washington, Oregon and California. In 2014, our remaining directly held 30 per cent interest in GTN generated comparable EBITDA of US$43 million and distributable cash flow of US$36 million.

In addition to GTN, TransCanada plans to drop down its remaining interest in the following U.S. natural gas pipelines to the Partnership:

•	44.5 per cent interest in Iroquois;

•	61.7 per cent interest in Portland;

•	100 per cent interest in ANR; and

•	53.6 per cent interest in ANR and Great Lakes, respectively.

These assets generated EBITDA of US$314 million in 2014 which is expected to grow to approximately US$450 million of EBITDA in 2016.

TransCanada believes the Partnership has the capacity to complete drop downs in excess of US$1 billion per year. Beyond the sale of GTN, future drop downs will be subject to TransCanada and Partnership Board approvals as well as market conditions.

TransCanada, through its subsidiaries, currently holds a 28 per cent interest in TC PipeLines, LP, a United States master limited partnership, which was formed to acquire, own and actively participate in the management of U.S. natural gas pipelines and related assets.

J.P. Morgan acted as the exclusive financial advisor to TransCanada on this transaction.

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated February 13, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Shawn Howard/Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522